As filed with the Securities and Exchange Commission on March 10, 2010.

Registration No. 333-164483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genesis Energy, L.P.

(Exact name of registrant as specified in its charter)

Delaware	5171	76-0513049
(State or other jurisdiction of incorporation or organization)	(Primary Industrial Classification Code Number)	(IRS Employer Identification No.)

919 Milam, Suite 2100

Houston, Texas 77002

(713) 860-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ross A. Benavides

919 Milam, Suite 2100

Houston, Texas 77002

Telephone: (713) 860-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

J. Vincent Kendrick

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

Telephone: (713) 220-5839

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 10, 2010

Prospectus

4,028,096 Common Units

Representing Limited Partner Interests

This prospectus relates to 4,028,096 of our common units that may be offered from time to time up to specified limits by one or more of the selling unitholders identified in this prospectus or in any supplement to this prospectus. See the sections of this prospectus entitled “Selling Unitholders” and “Plan of Distribution.”

The common units are being registered to permit the selling unitholders to sell the common units from time to time in registered transactions. The selling unitholders may sell the common units through ordinary brokerage transactions, directly to market makers or through any other means described in the section of this prospectus entitled “Plan of Distribution,” including through sales to underwriters or dealers (in which case this prospectus will be accompanied by a prospectus supplement listing any underwriters, the compensation to be received by the underwriters, and the total amount of money that the selling unitholders will receive in such sale after expenses of the offering are paid).

Each selling unitholder may elect to sell all, a portion or none of the common units it offers hereby. Each selling unitholder will determine the prices and terms of the sales at the time of each offering made by it, and will be responsible for any fees, discounts or selling commissions due to brokers, dealers or agents. We will pay all of the other offering expenses. We will not receive any of the proceeds from any sale of the common units sold pursuant to this prospectus.

You should carefully read this prospectus (including information incorporated herein by reference) and any supplement before you invest. You also should read the documents we have referred you to in the section of this prospectus entitled “Where You Can Find More Information” for information on us and our financial statements.

Our common units are listed on the NYSE Amex under the symbol “GEL.”

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the Risk Factors beginning on page 1 of this prospectus and contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

i

ABOUT THIS PROSPECTUS

This prospectus, including any information incorporated by reference herein, is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the “Commission” or “SEC,” using a “shelf” registration or continuous offering process. Under this shelf registration process, the selling unitholders named in this prospectus or in any supplement to this prospectus may offer from time to time up to 4,028,096 common units representing limited partner interests. This prospectus provides you with a general description of the common units the selling unitholders may offer. A selling unitholder may sell none, some or all of its common units offered by this prospectus. A selling unitholder may provide a prospectus supplement containing specific information about the terms of a particular offering. A prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of the date on the cover page. You should read carefully the section entitled “Information Regarding Forward-Looking Information” summarized on page 25. If the description of the offering varies between the prospectus supplement and this prospectus, you should rely on the information in the prospectus supplement. Therefore, you should carefully read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” before you invest in our common units. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Unless the context otherwise requires, references in this prospectus to “Genesis Energy, L.P.,” “Genesis,” “we,” “our,” “us” or like terms refer to Genesis Energy, L.P. and its operating subsidiaries and joint ventures; “Quintana” means Quintana Capital Group II, L.P. and its affiliates; “CO2” means carbon dioxide; and “NaHS,” which is commonly pronounced as “nash,” means sodium hydrosulfide.

GENESIS ENERGY, L.P.

We are a growth-oriented limited partnership focused on the midstream segment of the oil and gas industry in the Gulf Coast region of the United States, primarily Texas, Louisiana, Arkansas, Mississippi, Alabama and Florida. We have a diverse portfolio of customers, operations and assets, including refinery-related plants, pipelines, storage tanks and terminals, barges, and trucks. We provide an integrated suite of services to refineries; oil, natural gas and CO2 producers; industrial and commercial enterprises that use NaHS and caustic soda; and businesses that use CO2 and other industrial gases.

Quintana controls our general partner. In December of 2009, affiliates of Denbury Resources Inc. entered into an agreement to sell all of the Class A membership interest in our general partner to Quintana, which resulted in Quintana (along with its co-investors, certain members of the Davison family and our senior management team) acquiring control of our general partner. The closing of that transaction occurred on February 5, 2010. We were formed in 1996. Our executive offices are located at 919 Milam, Suite 2100, Houston, Texas 77002, and our telephone number is (713) 860-2500.

For additional information regarding our business properties and financial condition, please refer to the documents referenced in the section entitled “Where You Can Find More Information.”

RISK FACTORS

An investment in our common units involves risks. You should consider carefully the risk factors and other information included in, or incorporated by reference into, this prospectus and any applicable prospectus supplement in evaluating an investment in our common units. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of these risks occur, our business, financial condition or results of operation could be adversely affected. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors.

USE OF PROCEEDS

The common units to be offered and sold using this prospectus will be offered and sold by the selling unitholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of such common units.

DETERMINATION OF OFFERING PRICE

Any offering and sale under this prospectus may be made on one or more national securities exchanges or in the over-the-counter market, or otherwise at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

DESCRIPTION OF OUR COMMON UNITS

Our common units represent limited partner interests in Genesis Energy, L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement.

Our outstanding common units are listed on the NYSE Amex under the symbol “GEL.”

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Status as Limited Partner or Assignee. Except as described under “— Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Transfer of Common Units. Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that he has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Meetings; Voting. Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on any matter relating to the succession, election, removal, withdrawal, replacement or substitution of the general partner and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes if the matter to be voted on relates to the succession, election, removal, withdrawal, replacement or substitution of the general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports. Our general partner is required to keep appropriate books of our business at our principal office. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 75 days after the close of each fiscal year (or such shorter period as the Commission may prescribe), an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 40 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Summary of Partnership Agreement. For a summary of the important provisions of our partnership agreement, many of which apply to holders of common units, see “Description of Our Partnership Agreement” in this prospectus.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Within approximately 45 days after the end of each quarter, Genesis Energy, L.P. will distribute all available cash to unitholders of record on the applicable record date. However, there is no guarantee that we will pay a distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit facility.

Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves that the general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized either as operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus.

Maintenance capital expenditures are capital expenditures made to maintain, over the long term, the operating capacity of our assets as they existed at the time of the expenditure. Expansion capital expenditures are capital expenditures made to increase over the long term the operating capacity of our assets as they existed at the time of the expenditure. The general partner has the discretion to determine how to allocate a capital expenditure for the acquisition or expansion of our pipeline systems, storage facilities and related assets between maintenance capital expenditures and expansion capital expenditures, and its good faith allocation will be conclusive. Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not.

Definition of Operating Surplus. For any period, operating surplus generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$20.0 million (as described below); plus

•

all of our cash receipts since the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	all of our operating expenses since the closing of our initial public offering, including the repayment of working capital borrowings and the payment of capital expenditures, other than:

•

repayments of indebtedness that are required in connection with the sale or other disposition of assets or that are made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity securities;

•	expansion capital expenditures;

•

transaction expenses relating to borrowings or refinancings of indebtedness (other than for working capital purposes), sales of debt or equity securities or sales or other dispositions of assets other than in the ordinary course of business; less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus. Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; or

•

sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus. As reflected above, operating surplus includes $20.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $20 million of cash we receive in the future from non-operating sources, such as assets sales, issuances of securities and long-term borrowings, which would otherwise be considered distributions of capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. See “— Distributions From Capital Surplus” and “— Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”

Distributions of Available Cash From Operating Surplus

We will make distributions of available cash from operating surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described under “— Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner holds all of the incentive distribution rights. There are no restrictions on the ability of our general partner to transfer the incentive distribution rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.25 per unit for that quarter (the “first target distribution”);

•

Second, 84.74% to all unitholders, pro rata, 13.26% to the holder of the incentive distribution rights and 2% to the general partner, until each unitholder receives a total of $0.28 per unit for that quarter (the “second target distribution”);

•

Third, 74.53% to all unitholders, pro rata, 23.47% to the holder of the incentive distribution rights and 2% to the general partner, until each unitholder receives a total of $0.33 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 49.02% to all unitholders, pro rata, 48.98% to the holder of the incentive distribution rights and 2% to the general partner.

Percentage allocations of available cash from operating surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holder of Incentive Distribution Rights
Minimum Quarterly Distribution	up to $0.20	98%	2%	—
First Target Distribution	above $0.20 up to $0.25	98%	2%	—
Second Target Distribution	above $0.25 up to $0.28	84.74%	2%	13.26%
Third Target Distribution	above $0.28 up to $0.33	74.53%	2%	23.47%
Thereafter	above $0.33	49.02%	2%	48.98%

Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero and we will make all future distributions from operating surplus, with 49.02% being paid to the unitholders and 50.98% to the general partner.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustment for Gain. The manner of the adjustment is set forth in the partnership agreement. Upon liquidation, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price; plus

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Third, 98% to all unitholders, pro rata, and 2% to the general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the units, pro rata, and 2% to the general partner, pro rata, for each quarter of our existence;

•

Fourth, 84.74% to all unitholders, pro rata, 13.26% to the holder of the incentive distribution rights and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 84.74% to the unitholders, pro rata, 13.26% to the holder of the incentive distribution rights and 2% to the general partner for each quarter of our existence;

•	Fifth, 74.53% to all unitholders, pro rata, 23.47% to the holder of the incentive distribution rights and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 74.53% to the unitholders, pro rata, 23.47% to the holder of the incentive distribution rights and 2% to the general partner for each quarter of our existence;

•	Thereafter, 49.02% to all unitholders, pro rata, 48.98% to the holder of the incentive distribution rights and 2% to the general partner.

Manner of Adjustment for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•

First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

Adjustments to Capital Accounts Upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or distributions of property or upon liquidation in a manner which results, to the extent possible, in the capital account balance of the general partner equaling the amount which would have been in its capital account if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement has been filed with the Securities and Exchange Commission, and is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	allocations of taxable income and other tax matters are described under “Material Income Tax Consequences”; and

•	rights of holders of common units are described under “Description of Our Common Units.”

Purpose

Our purpose under our partnership agreement is to engage directly or indirectly in any business activity that is approved by our general partner and that may be lawfully conducted by a limited partnership under the Delaware Act. All of our operations are conducted through our operating company, Genesis Crude Oil, L.P., and its subsidiaries.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. In addition, our general partner owns certain of our equity interest, including our general partner interest and our incentive distribution rights.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partner securities and rights to buy partnership securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional equity securities that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected.

However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding common units agree in writing to continue our business and to appoint a successor general partner.

Our general partner may be removed with or without cause. “Cause” means that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. If cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates. If no cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of our outstanding units, excluding units held by our general partner and its affiliates. Any removal of our general partner by the unitholders is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units and the receipt of an opinion of counsel regarding limited liability and tax matters. Additionally, upon removal of the general partner without cause, our general partner will have the option to convert its interest in us (other than its common units) into common units or to require our replacement general partner to purchase such interest for cash at its then fair market value.

While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and any other partnership securities it owns, including the incentive distribution rights.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors; and

•	then, to our unitholders and our general partner in accordance with the positive balance in their respective capital accounts.

The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

•

any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matters pertaining to the succession, election, removal, withdrawal, replacement or substitution of our general partner; and

•

the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the issued and outstanding limited partner interests of any class, our general partner will have the right to acquire all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least ten but not more than 60 days notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase those partnership securities.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify persons who are or were our general partner, or its members or other affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer because they are or were our general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner and its affiliates shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. In addition, we typically enter into indemnification agreements with each director of our general partner covering any costs, claims or expenses such director incurs in connection with serving in her/his capacity as a director or any other capacity at the request of our general partner or us.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL INCOME TAX CONSEQUENCES

This section is a discussion of the material income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury Regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us,” “we,” “our,” or “ours” are references to Genesis Energy, L.P. and its subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Akin Gump Strauss Hauer & Feld LLP and are based on the accuracy of the representations made by us and our general partner. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Akin Gump Strauss Hauer & Feld LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting, and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne directly or indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1)	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please see “— Tax Consequences of Unit Ownership— Treatment of Short Sales”);

(2)	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “— Disposition of Common Units— Allocations Between Transferors and Transferees”); and

(3)	whether our method for depreciating Section 743 adjustments is sustainable (please see “— Tax Consequences of Unit Ownership— Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or to the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing, and marketing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that at least 90% of our current gross income is qualifying income. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Akin Gump Strauss Hauer & Feld LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP. It is the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied include:

(a)	Neither we nor the operating company has elected or will elect to be treated as a corporation;

(b)	For each taxable year, more than 90% of our gross income has been and will be income from sources that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c)	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or are to be held by us in activities that Akin Gump Strauss Hauer & Feld LLP has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of the discussion below is based on Akin Gump Strauss Hauer & Feld LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Genesis will be treated as partners of Genesis for federal income tax purposes. Also:

(a)	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Genesis for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Akin Gump Strauss Hauer & Feld LLP does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “— Tax Consequences of Unit Ownership— Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Genesis.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Genesis for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for our common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “— Disposition of Common Units— Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and our unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, we will make “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Akin Gump Strauss Hauer & Feld LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units— Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units because there is no direct or indirect authority on the issue related to partnership interests and without such authority a legal opinion cannot be issued; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units— Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have generally adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the Section 704(c) built in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please see “— Uniformity of Units.”

Although Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see “— Disposition of Common Units— Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “— Disposition of Common Units— Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please see “— Tax Consequences of Unit Ownership— Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to amortization deductions with respect to certain goodwill conveyed to us in future transactions or held at the time of any future offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “— Tax Consequences of Unit Ownership— Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units— Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Akin Gump Strauss Hauer & Feld LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale. A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please see “— Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please see “— Tax Consequences of Unit Ownership— Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “— Disposition of Common Units— Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raise issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or other disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Akin Gump Strauss Hauer & Feld LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all our unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the tax report we provide to him. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is

(1)	a person that is not a United States person,

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority,” or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Consequences

In addition to federal income taxes, you may be subject to other taxes, such as state, local, and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We own assets and do business in more than 25 states including Texas, Louisiana, Mississippi, Alabama, Florida, Arkansas and Oklahoma. Many of the states we currently do business in currently impose a personal income tax. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you might be required to file income tax returns and to pay income taxes in other jurisdictions in which we do business or own property, now or in the future, and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “— Tax Consequences of Unit Ownership— Entity-Level Collections.”

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us.

INVESTMENT IN GENESIS BY EMPLOYEE BENEFIT PLANS

An investment in Genesis by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a “fiduciary”) are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and transactions are subject to restrictions imposed by Section 4975 of the Code. As used in this prospectus, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts (“IRAs”) established or maintained by an employer or employee organization. Among other things, consideration should be given to (1) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (2) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, and (3) whether such investment will result in recognition of unrelated business taxable income by such plan. Please read “Material Income Tax Consequences— Tax-Exempt Organizations and Other Investors.” Fiduciaries should determine whether an investment in Genesis is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Genesis, be deemed to own an undivided interest in the assets of Genesis, with the result that the general partner would also be a fiduciary of such plan and Genesis would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. Under Department of Labor regulations the assets of an entity in which employee benefit plans acquire equity interests would not be deemed “plan assets” if, among other things, (1) the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities law, (2) the entity is an “operating company” - i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital, or (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code. Genesis’ assets are not expected to be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and may also satisfy the requirements in (2) and (3).

Each person investing in Genesis will be deemed to represent that its acquisition, holding and disposition of such investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

SELLING UNITHOLDERS

The selling unitholders are subsidiaries of Denbury Resources Inc., one of which owned all of the Class A membership interest in our general partner. On February 5, 2010, Quintana (along with its co-investors, certain members of the Davison family and our senior management team) acquired control of our general partner. Our general partner owns all of our general partner interest and all of our incentive distribution rights. Prior to Quintana’s investment in us, Denbury Resources Inc. controlled our general partner. Denbury retained indirect ownership of 10.2% of our outstanding common units after the sale to Quintana which constitute all of the common units to be sold under this prospectus.

Each selling unitholder may elect to sell all, a portion or none of the common units it offers hereby, except that there are limits to how many units they may offer and sell at one time. See “Plan of Distribution.” Each selling unitholder will determine the prices and terms of the sales at the time of each offering made by it, and will be responsible for any fees, discounts or selling commissions due to brokers, dealers or agents. We will pay all of the other offering expenses, including reasonable fees and expenses of one legal counsel for the selling unitholders incurred in connection with each registration hereunder. We will not receive any of the proceeds from any sale of the common units sold pursuant to this prospectus.

The following table sets forth the following information regarding the selling unitholders’ as of March 5, 2010: the name of each selling unitholder, the nature of any position, office, or other material relationship that the selling unitholders have had within the past three years with us or with any of our predecessors or affiliates, the amount and percentage of our common units beneficially owned by such unitholder prior to the offering, and the amount being offered for the unitholder’s account. We prepared the table based solely on our review of the Schedule 13G/A (Amendment No. 2) filed by Denbury with the Commission on February 17, 2009 or information otherwise provided by the selling unitholders. We have not sought to verify such information. Additionally, some or all of the selling unitholders may have sold or transferred some or all of their common units in exempt or non-exempt transactions, since such date. Other information about the selling unitholders may also change over time.

The selling unitholders identified below may currently hold or acquire at any time common units in addition to those registered hereby. In addition, the selling unitholders identified below may sell, transfer or otherwise dispose of some or all of their common units in private placement in transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of units that will be held by the selling unitholders upon termination of this offering. Other information about the selling unitholders may change over time. The selling unitholders include the entities identified in the following schedule and their pledges, donees (including charitable organizations), distributees, transferees, affiliates, or other successors-in-interest.

	Number of Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned (3)	Number of Common Units that May Be Sold
Denbury Onshore, LLC(1)	1,199,041	3.0%	1,199,041
Denbury Gathering & Marketing, Inc.(2)	2,829,055	7.2%	2,829,055

(1)	Denbury Onshore, LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Denbury.
(2)	Denbury Gathering & Marketing, Inc., a Delaware corporation, is a wholly-owned subsidiary of Denbury.
(3)	The beneficial ownership percentages were calculated based on 39,585,692 common units (including the 4,028,096 common units that are covered by this prospectus), the number of common units outstanding as of March 5, 2010.

PLAN OF DISTRIBUTION

The selling unitholders may offer and sell the common units offered by this prospectus or a prospectus supplement, as applicable, from time to time in one or more of the following transactions:

•	through the NYSE Amex or any other securities exchange that quotes our common units (including through underwritten offerings);

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

•	by pledge to secure debts and other obligations or on foreclosure of a pledge; or

•	in a combination of any of the above transactions.

The selling unitholders may enter into from time to time one or more of the following transactions, in which a selling unitholder may:

•

enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the common units under this prospectus, in which case such broker-dealer or other person may use common units received from the selling unitholder to close out its short positions;

•

enter into option or other types of transactions that require the selling unitholder to deliver common units to a broker-dealer or any other person, who will then resell or transfer the common units under this prospectus; or

•

loan or pledge the common units to a broker-dealer or any other person, who may sell the loaned common units or, in an event of default in the case of a pledge, sell the pledged common units under this prospectus.

The selling unitholders may use broker-dealers or other persons to sell their common units in transactions that may include one or more of the following:

•	a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

From time to time, a selling unitholder may pledge or grant a security interest in some or all of the common units owned by it. If the selling unitholder defaults in performance of its secured obligations, the pledged or secured parties may offer and sell the common units from time to time by this prospectus. The selling unitholder also may transfer common units in other circumstances. The number of common units beneficially owned by the selling unitholder will decrease as and when it transfers its common units or defaults in performing obligations secured by its common units. The plan of distribution for the common units offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, distributees, pledgees, affiliates, other secured parties or other successors in interest will be selling unitholders for purposes of this prospectus.

Broker-dealers or other persons may receive discounts or commissions from the selling unitholders, or they may receive commissions from purchasers of common units for whom they acted as agents, or both. Any of such discounts or commissions might be in excess of those customary in the types of transactions involved. Broker-dealers or other persons engaged by the selling unitholders may allow other broker-dealers or other persons to participate in resales. The selling unitholders may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common units, including liabilities arising under the Securities Act. If a broker-dealer purchases common units as a principal, it may resell the common units for its own account under this prospectus. A distribution of the common units by the selling unitholders may also be effected through the issuance by the selling unitholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

If the selling unitholders sell common units in an underwritten offering, the underwriters may acquire the common units for their own account and resell the common units from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The selling unitholders may also authorize underwriters acting as their agents to offer and sell the common units on a continuous at-the-market basis. In any such event described above in this paragraph, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the common units will be subject to certain conditions, and the underwriters will be obligated to purchase all of the common units specified in the supplement if they purchase any of the common units.

The selling unitholders may enter into derivative transactions with third parties, or sell securities covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling unitholders or borrowed from the selling unitholders or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from the selling unitholders in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or in a post-effective amendment to the registration statement).

The selling unitholders have advised us that they (or their underwriters, if applicable) may sell their common units at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices and that the transactions listed above may include cross or block transactions.

The aggregate proceeds to the selling unitholders from the sale of the common units will be the purchase price of the shares less the aggregate agents’ discounts or commissions, if any, and other expenses of the distribution not borne by us. The selling unitholders and any agent, broker or dealer that participates in sales of common units offered by this prospectus may be deemed “underwriters” under the Securities Act and any profits, commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling unitholders have advised us that they may agree to indemnify any agent, broker or dealer that participates in sales of common units against liabilities arising under the Securities Act from sales of common units.

Instead of selling common units under this prospectus, the selling unitholders may sell common units in compliance with the provisions of Rule 144 or any other applicable exemption from registration under the Securities Act, if available.

If a prospectus supplement so indicates, the underwriters engaged in an offering of these securities may engage in transactions that stabilize, maintain or otherwise affect the market price of these securities at levels above those that might otherwise prevail in the open market. Specifically, the underwriters may over-allot in connection with the offering creating a short position in these securities for their own account. For the purposes of covering a syndicate short position or pegging, fixing or maintaining the price of these securities, the underwriters may place bids for these securities or effect purchases of these securities in the open market. A syndicate short position may also be covered by exercise of an over-allotment option, if one is granted to the underwriters. Finally, the underwriters may impose a penalty bid on certain underwriters and dealers. This means that the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters will not be required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

If a prospectus supplement so indicates, a selling unitholder may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase these securities to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the number of these securities that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. Agents, dealers or underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or such institutional investors thereunder.

Any of the selling unitholders’ underwriters or agents or any of either of their affiliates may be customers of, engage in transactions with and perform services for us, and/or one or more of the selling unitholders or their affiliates in the ordinary course of business.

We have informed the selling unitholders that during such time as they may be engaged in a distribution of the common units they are required to comply with Regulation M under the Securities Exchange Act of 1934. With exceptions, Regulation M prohibits the selling unitholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

We have informed the selling unitholders that they are legally required to deliver copies of this prospectus in connection with any sale of common units made under this prospectus in accordance with applicable prospectus delivery requirements.

The common units originally issued by us to the selling unitholders bear legends as to their restricted transferability. Upon the effectiveness of the registration statement of which this prospectus is part, and the transfer by the selling unitholder of any of the common units pursuant to this prospectus, to the extent new certificates representing those common units are issued, such new certificates will be issued free of any such legends unless otherwise required by law.

Additional information related to the selling unitholders and the plan of distribution may be provided in one or more prospectus supplements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Commission. You may read and copy documents we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for information on the public reference room. You can also find our filings at the Commission’s website at http://www.sec.gov and on our website at http://www.genesisenergy.com. We make our website content available for information purposes only. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Commission allows us to “incorporate by reference” the information we have filed with the Commission, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the Commission will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the Commission after the date of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Commission) until we sell all of the securities offered by this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Current Reports on Form 8-K filed on February 11, 2010, February 26, 2010 and March 5, 2010; and

•	the description of our common units in our registration statement on Form 8-A (File No. 001-12295) filed on January 30, 2001.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations

Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, Texas 77002

(713) 860-2500 or (800) 284-3365

We intend to furnish or make available to our unitholders within 75 days (or such shorter period as the Commission may prescribe) following the close of our fiscal year end annual reports containing audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 40 days (or such shorter period as the Commission may prescribe) following the close of each fiscal quarter quarterly reports containing unaudited interim financial information, including the information required by Form 10-Q for the first three fiscal quarters of each of our fiscal years. Our annual report will include a description of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, including the amount paid or accrued to each recipient and the services performed.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The statements in this prospectus and the documents incorporated in this prospectus by reference that are not historical information may be “forward looking statements” within the meaning of the various provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements, other than historical facts, included in this prospectus and the documents incorporated in this prospectus by reference that address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as plans for growth of the business, future capital expenditures, competitive strengths, goals, references to future goals or intentions and other such references are forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “projection,” “strategy” or “will” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. Those forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs, and they involve risks, uncertainties and other contingencies, many of which are beyond our control. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:

•

demand for, the supply of, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and natural gas liquids or “NGLs”, sodium hydrosulfide and caustic soda in the United States, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

•	throughput levels and rates;

•	changes in, or challenges to, our tariff rates;

•	our ability to successfully identify and consummate strategic acquisitions, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

•	service interruptions in our liquids transportation systems, natural gas transportation systems or natural gas gathering and processing operations;

•	shut-downs or cutbacks at refineries, petrochemical plants, utilities or other businesses for which we transport crude oil, natural gas or other products or to whom we sell such products;

•	changes in laws or regulations to which we are subject;

•	our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of existing debt agreements that contain restrictive financial covenants;

•	loss of key personnel;

•	the effects of competition, in particular, by other pipeline systems;

•	hazards and operating risks that may not be covered fully by insurance;

•	the condition of the capital markets in the United States;

•	loss or bankruptcy of key customers;

•	the political and economic stability of the oil producing nations of the world; and

•	general economic conditions, including rates of inflation and interest rates.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” beginning on page 1 of this prospectus. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP, as our counsel, will issue an opinion for us about the legality of the securities and the material federal income tax considerations regarding the common units. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from Genesis Energy, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of Genesis Energy, L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Genesis Energy, LLC as of December 31, 2009, incorporated in this Prospectus by reference from Genesis Energy, L.P.’s Current Report on Form 8-K filed on February 26, 2010 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this Prospectus by reference. Such balance sheet has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than selling or underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated except the Commission registration fee. Genesis Energy, L.P. will bear all such costs.

Securities and Exchange Commission registration fee	$5,962
Listing fees	45,000
Accounting fees and expenses	15,000
Legal fees and expenses	50,000
Printing and engraving expenses	5,000
Transfer agent fees	5,000
Miscellaneous	15,000

Total	$140,962

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited partnership agreement, a Delaware limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The partnership agreement of Genesis Energy, L.P. provides that Genesis Energy, L.P. will indemnify (to the fullest extent permitted by applicable law) certain persons (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts incurred by such Indemnitee in connection with any claim, demand, action, suit or proceeding to which the Indemnitee is or was an actual or threatened party by reason or its status as an Indemnitee. This indemnity is available only if the Indemnitee acted in good faith, in a manner in which such Indemnitee believed to be in, or not opposed to, the best interests of Genesis and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include the general partner, any Departing Partner (as defined in the partnership agreement of Genesis Energy, L.P.), any affiliate of the general partner or any Departing Partner, any person who is or was a director, officer, employee, agent or trustee of the general partner or any Departing Partner or any affiliate of either (including Genesis Energy, L.P. and its subsidiaries), or any person who is or was serving at the request of the general partner, any Departing Partner, or any such affiliate as a director, officer, employee, member, partner, agent fiduciary or trustee of another person. Expenses subject to indemnity will be paid by the partnership to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined that the Indemnitee is not entitled to indemnification. Genesis Energy, L.P. will, to the extent commercially reasonable, purchase and maintain insurance on behalf of the Indemnitees, whether or not Genesis Energy, L.P. would have the power to indemnify such Indemnitees against liability under the partnership agreement.

Genesis Energy, L.P. has entered into indemnification agreements with the directors of its general partner. Those agreements provide, among other things, that Genesis Energy, L.P. will indemnify each director in the event that such director becomes a party or otherwise a participant in any action or proceeding on account of such director’s service as a director (or service for another entity in any capacity at the request of the general partner of Genesis Energy, L.P. or Genesis Energy, L.P.) to the fullest extent permitted by applicable law. Under each indemnification agreement, Genesis Energy, L.P. has agreed to pay, in advance of the final disposition of any such action or proceeding, expenses (including attorneys’ fees) incurred by each director in defending or otherwise responding to such action or proceeding. The contractual rights to indemnification provided by the indemnification agreements are subject to the limitations and conditions specified in those agreements, and are in addition to any other rights the directors may have under the general partner’s limited liability company agreement and the partnership agreement of Genesis Energy, L.P. (each as amended from time to time) and applicable law. The general partner of Genesis Energy, L.P. is party to each of those indemnification agreements. Genesis Energy, L.P. has joint and several liability with the general partner for all obligations owed to those directors under those indemnification agreements. Under the partnership agreement of Genesis Energy, L.P., it has agreed to reimburse and indemnify the general partner for all costs and expenses it incurs in connection with being general partner of Genesis Energy, L.P., including any costs and expenses related to indemnifying its directors.

Reference is made to Exhibit 1.1 hereto, which will contain provisions for indemnification of Genesis Energy, L.P., the general partner and its directors, officers, and any controlling persons, against certain liabilities for information furnished by the underwriters and/or agents, as applicable, expressly for use in a prospectus supplement.

ITEM 16.	EXHIBITS

Exhibit Number	Description

1.1*	Underwriting Agreement

4.1	Certificate of Limited Partnership of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to Registration Statement on Form S-1, (File No. 333-11545 filed on November 11, 1996)

4.2	Fourth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on June 15, 2005)

4.3	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 3.3 to Form 10-K filed on March 17, 2008)

4.4	Amendment No. 2 to Fourth Amended and Restated Partnership Agreement of Genesis Energy, L.P., dated March 1, 2010 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed on March 5, 2010)

4.5	Certificate of Conversion of Genesis Energy, Inc., a Delaware corporation, into Genesis Energy, LLC, a Delaware limited liability company (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on January 7, 2009)

4.6	Certificate of Formation of Genesis Energy, LLC (incorporated herein by reference to Exhibit 3.2 to Form 8-K filed on January 7, 2009)

4.7	Amended and Restated Limited Liability Company Agreement of Genesis Energy, LLC dated February 5, 2009 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on February 11, 2010)

4.8	Registration Rights Agreement, dated as of February 5, 2010, among Genesis Energy, L.P., Denbury Resources Inc., Denbury Gathering & Marketing, Inc., and Denbury Onshore, LLC (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on February 11, 2010)

4.9	Specimen Common Unit Certificate of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 4.1 to Form 10-K filed March 17, 2008)

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities

8.1***	Opinion of Akin Gump Strauss Hauer & Feld LLP as to certain federal income tax matters

23.1***	Consent of Deloitte & Touche LLP

23.2***	Consent of Deloitte & Touche LLP

23.3	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibits 5.1 and 8.1)

24.1***	Powers of Attorney (included on the signature pages of this Registration Statement)

*	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or in a post-effective amendment to this registration statement.
**	Previously filed.
***	Filed herewith.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in the reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas, on March 10, 2010.

GENESIS ENERGY, L.P.

By:	GENESIS ENERGY, LLC, Its general partner

By:	/S/ GRANT E. SIMS
Grant E. Sims
Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Grant E. Sims, Robert V. Deere, Ross A. Benavides and Karen N. Pape, and each of them, any of whom may act without the joinder of the other, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities set forth below on March 10, 2010.

SIGNATURE	TITLE

(OF GENESIS ENERGY, LLC)*

/S/ GRANT E. SIMS	Chief Executive Officer and Director

/S/ ROBERT V. DEERE	Chief Financial Officer

/S/ KAREN N. PAPE Karen N. Pape	Senior Vice President and Controller (Principal Accounting Officer)

/S/ ROBERT C. STURDIVANT Robert C. Sturdivant	Director

/S/ CORBIN J. ROBERTSON III Corbin J. Robertson III	Director

/S/ WILLIAM K. ROBERTSON William K. Robertson	Director

/S/ DONALD L. EVANS Donald L. Evans	Director

/S/ JAMES E. DAVISON	Director
James E. Davison

/S/ JAMES E. DAVISON, JR. James E. Davison, Jr.	Director

/S/ KENNETH M. JASTROW, II Kenneth M. Jastrow, II	Director

/S/ S. JAMES NELSON S. James Nelson	Director

/S/ SHARILYN S. GASAWAY Sharilyn S. Gasaway	Director

/S/ CARL A. THOMASON Carl A. Thomason	Director

*	Genesis Energy, LLC is the sole general partner of Genesis Energy, L.P.

INDEX TO EXHIBITS

Exhibit Number	Description

1.1*	Underwriting Agreement

4.1	Certificate of Limited Partnership of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to Registration Statement on Form S-1, (File No. 333-11545 filed on November 11, 1996)

4.2	Fourth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on June 15, 2005)

4.3	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 3.3 to Form 10-K filed on March 17, 2008)

4.4	Amendment No. 2 to Fourth Amended and Restated Partnership Agreement of Genesis Energy, L.P., dated March 1, 2010 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed on March 5, 2010)

4.5	Certificate of Conversion of Genesis Energy, Inc., a Delaware corporation, into Genesis Energy, LLC, a Delaware limited liability company (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on January 7, 2009)

4.6	Certificate of Formation of Genesis Energy, LLC (incorporated herein by reference to Exhibit 3.2 to Form 8-K filed on January 7, 2009)

4.7	Amended and Restated Limited Liability Company Agreement of Genesis Energy, LLC dated February 5, 2009 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on February 11, 2010)

4.8	Registration Rights Agreement, dated as of February 5, 2010, among Genesis Energy, L.P., Denbury Resources Inc., Denbury Gathering & Marketing, Inc., and Denbury Onshore, LLC (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on February 11, 2010)

4.9	Specimen Common Unit Certificate of Genesis Energy, L.P. (incorporated herein by reference to Exhibit 4.1 to Form 10-K filed March 17, 2008)

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities

8.1***	Opinion of Akin Gump Strauss Hauer & Feld LLP as to certain federal income tax matters

23.1***	Consent of Deloitte & Touche LLP

23.2***	Consent of Deloitte & Touche LLP

23.3	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibits 5.1 and 8.1)

24.1***	Powers of Attorney (included on the signature pages of this Registration Statement)

*	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or in a post-effective amendment to this registration statement.
**	Previously filed.
***	Filed herewith.